Exhibit 99.1

NOTICE TO THE MARKET

JBS TO VOLUNTARILY TRANSITION TO FILING SEC REPORTS AS A U.S. DOMESTIC COMPANY AND ACCELERATE ITS DISCLOSURE CALENDAR

JBS N.V. (NYSE:JBS, B3: JBSS32) informs its shareholders and the market in general that, while it remains a foreign private issuer under applicable rules, it intends to voluntarily begin filing reports with the Securities and Exchange Commission (SEC) as a U.S. domestic company beginning with its first quarterly report on Form 10-Q for the quarter ending on June 30, 2026. As a result of this change, JBS expects to release its results for the second quarter of 2026 on August 10, 2026, with the earnings call taking place on August 11, 2026. As a “large accelerated filer,” JBS will report its annual results on Form 10-K no later than 60 days after the end of each fiscal year and its quarterly results on Form 10-Q no later than 40 days after the end of the first three quarters of each fiscal year. Previously, as a 20-F filer, JBS was required to report its annual results within 120 days of the end of its fiscal year. JBS will also begin to file current reports on Form 8-K following the release of its first Form 10-Q.

The Company intends to continue to prepare its financial statements in accordance with International Financial Reporting Standards (IFRS). Together with the release of certain indicators in US GAAP in its earnings release, the Company understands that this evolution in disclosure standards increases the level of transparency and standardization of information released to the market, enhancing comparability with its global peers.

The Company believes that this initiative represents an additional relevant step in its alignment with U.S. capital markets and may expand its eligibility for inclusion in a more ample group of stock indices in the United States, which, over time, could contribute to expanding its investor base, increasing liquidity, enhancing global visibility and unlocking shareholder value.

This perspective is supported by the Company’s profile, which shows strong adherence to the criteria usually considered by index providers, with particular emphasis on: (i) more than 50% of consolidated revenues derived from the United States; (ii) primary listing on the NYSE, concentrating the majority of the free float and traded volume; (iii) global structure with key management centers in Greeley (USA), Amstelveen (Netherlands), São Paulo (Brazil), London (United Kingdom) and Brisbane (Australia); and (iv) U.S. investors comprising approximately 74% of its free float and more than 80% of all investors in its U.S. dollar-denominated debt securities issued in the international markets.

Amstelveen, May 12, 2026.

Guilherme Perboyre Cavalcanti

Global CFO and Investor Relations Officer

Special Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of federal securities laws. Statements other than historical facts, including our beliefs and expectations, are forward-looking. The words “estimate”, “project”, “forecast”, “plan”, “believe”, “may”, “expect”, “anticipate”, “intend”, “planned”, “potential”, “could”, “will” and similar terms, or the negative of these expressions, may identify forward-looking statements. These statements reflect management’s current views and are subject to risks and uncertainties. They are based on many assumptions and factors, including economic, market, industry, and operating conditions. Changes in these assumptions or factors could cause actual results to differ materially from expectations. Undue reliance should not be placed on them. Forward-looking statements speak only for the date they are made.